RED METAL RESOURCES LTD. 1130 West Pender St, Unit 820 Vancouver, BC V6E 4A4

Red Metal Identifies New Targets Through Mapping on the Carrizal IOCG
Property

VANCOUVER, BC, August 17, 2022 - Red Metal Resources Ltd. (the "Company" or "Red Metal") (CSE:RMES, OTCPINK:RMESF) is pleased to announce results from the 2022 geological mapping program on its Carrizal property, Region III, Chile.

The 2022 mapping and prospecting program focused on detailed mapping of veins along strike of, and to the east of the main Farellon structure with the goal of developing new drill targets. New veins mapped and sampled include the Gorda vein which was drilled in Hole FAR-22-020. The Gorda vein lies 250 metres east of the Farellon structure which was mapped and sampled along strike for a full kilometre.  A further five veins were mapped and sampled in detail to develop future drill targets throughout the property.

Highlights

  A high sample return of 5.77% Cu, 1.55% Co and 0.11 g/t Au two kilometres along strike to the north of the recent drilling on the Farellon structure
  Three veins mapped in detail, each demonstrating over a kilometre of prospective strike length with mineralized grab samples

Table 1: Grab Sample Highlights(1)(2)

Sample Number	Northing UTM	Easting UTM	Elevation (asl)	Weight of Sample (Kg)	Au g/t	Co%	Cu%
500818	6888943	309490	553	1.54	1.74	0.047	6.26
500902	6891077	310916	632	1.63	0.11	1.545	5.77
500832	6889540	311547	540	1.82	0.22	0.021	5.66
500895	6890377	310310	631	1.58	0.63	0.146	5.18
500887	6889724	311958	495	0.94	0.32	0.063	5.06
500803	6889197	309735	561	2.21	0.04	0.019	4.89
500822	6888323	309800	647	1.96	3.43	0.015	4.59
500830	6889441	311412	524	1.71	0.67	0.027	4.11
500827	6888543	310082	618	1.71	4.91	0.094	3.70
500894	6890373	310305	631	0.45	0.13	0.028	3.41
500844	6888968	310724	496	1.48	0.27	0.024	3.37
500854	6889477	310518	582	1.05	3.28	0.160	3.16
500837	6889267	311117	527	0.67	1.97	0.029	3.03
500814	6889114	309667	587	1.51	0.19	0.057	2.79
500858	6889836	310979	582	2.46	2.06	0.002	2.70
500834	6889309	312021	472	1.52	0.45	0.054	2.64

Sample Number	Northing UTM	Easting UTM	Elevation (asl)	Weight of Sample (Kg)	Au g/t	Co%	Cu%
500824	6888423	309869	621	1.32	0.74	0.136	2.61
500833	6890107	311855	522	1.12	0.21	0.071	2.52
500820	6888717	309359	592	3.64	0.45	0.036	2.50
500831	6889472	311475	533	1.91	0.02	0.015	2.39
500859	6889807	310888	564	1.14	0.17	0.019	2.11
500840	6888767	310417	546	1.07	0.81	0.018	2.06
500850	6888284	310247	572	1.5	1.57	0.029	1.90
500816	6889020	309583	594	3.62	0.38	0.020	1.88
500868	6890705	311339	574	1.43	0.09	0.085	1.77
500886	6889679	312500	457	0.93	0.22	0.002	1.76
500806	6889420	309857	575	1.3	0.09	0.036	1.69
500819	6888717	309359	592	2.64	0.47	0.048	1.54
500855	6889630	310681	596	1.19	0.87	0.025	1.54
500852	6889527	310785	561	1.86	0.24	0.193	1.21
500829	6889352	311252	539	3.43	0.65	0.073	1.20
500856	6889748	310735	570	2.31	0.22	0.024	1.15
500835	6889244	311891	496	3.24	1.54	0.001	0.94
500838	6889227	311054	548	1.26	1.89	0.019	0.88
500892	6889011	312361	435	0.8	0.01	0.033	0.86
500826	6888696	310059	627	1.75	1.79	0.003	0.84
500801	6889269	309795	596	1.96	0.09	0.121	0.82
500823	6888344	309815	637	2.74	0.22	0.006	0.75
500853	6889444	310665	578	2.95	0.43	0.026	0.66
500802	6889233	309758	580	1.67	0.04	0.062	0.55
500825	6888485	309930	617	1.02	2.20	0.030	0.50

(1) Management cautions that prospecting surface rock samples and associated assays, as discussed herein, are selective by nature and represent a point location, and therefore may not necessarily be fully representative of the mineralized horizon sampled.

(2) This table represents a selection of highlights including 41 samples out of 102 samples taken

Figure 1: Surface mapping and prospecting grab sample results

CuEq% based on CuEq%= ((Cu lb/t*US$3.75.lb) +(Co lbs/t*US$20/lb) +(Au g/t*0.03215*US$1,850/oz)/US$3.75/lb Cu insitu value and does not account for metallurgical, refining or other losses

Caitlin Jeffs, President, CEO comments: "We are excited to see so many new potential drill targets at close proximity to the Farellon structure."

QAQC

Samples are prepared and analyzed by ALS laboratories in La Serena, Chile and Lima, Peru. Samples are analyzed for gold using Fire Assay-AA techniques. All samples are analyzed using a 33 element 4 acid digestion ICP analysis method and copper samples over 10,000 ppm are analyzed again for just copper using the same analysis method.

Qualified Person

The technical information in this release has been reviewed and verified by Caitlin Jeffs, P. Geo., President, CEO of the Company and the Qualified Person as defined by National Instrument 43- 101.

About Red Metal Resources Ltd.

Red Metal Resources is a mineral exploration company focused on growth through acquiring, exploring and developing copper-cobalt-gold assets in Chile. The Company's projects are located in the prolific Candelaria iron oxide copper-gold (IOCG) belt of Chile's coastal Cordillera. Red Metal is quoted on the CSE under the symbol RMES and on OTC Link alternative trading system on the OTC Pink marketplace under the symbol RMESF.

Forward-Looking Statements

All statements in this press release, other than statements of historical fact, are "forward-looking information" within the meaning of applicable securities laws including, without limitation statements related to the description of its exploration plans. Red Metal provides forward-looking statements for the purpose of conveying information about current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. By its nature, this information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. These risks and uncertainties include but are not limited to exploration findings, results and recommendations, ability to raise adequate financing, receipt of required approvals and unprecedented market and economic risks associated with current unprecedented market and economic circumstances, as well as those risks and uncertainties identified and reported in Red Metal's public filings under its SEDAR profile at www.sedar.com. Although Red Metal has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Red Metal disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by law.

The CSE has not approved or disapproved the contents of this news release or passed upon the merits of any of the transactions described herein.

Neither the CSE nor its Regulation Services Providers (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

For more information, visit www.redmetalresources.com

Contact:

Red Metal Resources Ltd.

Caitlin Jeffs, P.Geo, CEO

1-866-907-5403

invest@redmetalresources.com

www.redmetalresources.com